Filed by Rodgers Silicon Valley Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Rodger Silicon Valley Acquisition Corp.
Commission File No. 001-39753

The following email communication is being filed in connection with the proposed merger of Rodgers Silicon Valley Acquisition Corp. and Enovix Corporation

From:

Date: Mon, Jun 7, 2021 at 6:06 AM

Subject: Bringing silicon back to Silicon Valley

To:

Dear all:

T.J. Rodgers recently wrote an op-ed in the WSJ on the semiconductor shortage. The shortage, coupled with some of the fissures observed in the American technology supply chain over the last year, has had me thinking about silicon.

The highly purified elemental silicon used in semiconductor electronics is essential to metal–oxide–semiconductor (MOS) transistors and integrated circuits and, downstream, to everything we do that matters: communications, finance, medicine, mobility, energy.

Of course, no one really makes chips in Silicon Valley any longer. Our economy values intellectual breakthroughs, prices them richly, and sloughs off the "making stuff" part to other countries.

I've been fortunate to partner with T.J. on RSVAC, a SPAC that has announced an agreement to bring the silicon back to Silicon Valley, this time not in the form of chips, but in the form of batteries.

The company that we are bringing to the public markets, Enovix, has taught me a lot about the importance of the "make" skills.

Enovix makes a Li-Ion battery out of stainless steel machined to tolerances so precise that only chip people tend to be able to grasp them. It then fills the battery with a 100% active silicon anode. For the significance of a genuine silicon battery, see Elon's excellent 2020 presentation, where he discusses the importance of attaining such a breakthrough.

An Enovix battery compared to the battery contained in your smartphone today is, to me, like looking at an iPhone next to an abacus. The company is building a factory using technologies from the semiconductor industry to make silicon batteries in the U.S., and in fact has already shipped batteries to customers.

Recently, CNBC covered Enovix here: The battery market is booming. One company believes it’s made a key change to how they’re made.

Additionally, Bloomberg aired a video about Enovix and the future of Li-Ion batteries here:

How The Next Batteries Will Change the World.

Finally, T.J. made an appearance on Fox Business to talk about the next wave of silicon in Silicon Valley, the Enovix silicon battery, here.

Thanks,

Joe Malchow

Director

Rodgers Silicon Valley Acquisition Corporation (RSVAC)

Joseph Malchow, 9 Valley Oak Street, Portola Valley, CA 94028, United States

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